                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                      Annuity and Life Re (Holdings), Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, par value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G03910 10 9
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Paul S. Giordano
              Senior Vice President, General Counsel and Secretary
                                  EXEL Limited
                                Cumberland House
                               One Victoria Street
                                 P.O. Box HM2245
                                 Hamilton HM JX
                                     Bermuda
                                 (441) 292-8515
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 April 15, 1998
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

                    If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]




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                                  SCHEDULE 13D


-------------------------------                          -----------------------
CUSIP No.G03910 10 9                                     Page 2 of 10 Pages
-------------------------------                          -----------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EXEL Limited.                                              I.D. #(none)
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                     (b)[ ]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     WC
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         1,418,440
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY     --------- -------------------------------------------------------
    EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0
               --------- -------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     1,418,440
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.18%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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Item 1.  Security and Issuer.

          This statement on Schedule 13D relates to the Common Shares, par value $1.00 per share, of Annuity and Life Re (Holdings), Ltd. (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is Victoria Hall, Victoria Street, P.O. Box HM1262, Hamilton HM FX, Bermuda.

 Item 2. Identity and Background.

          This statement is filed by EXEL Limited, ("EXEL"), a Cayman Islands corporation. EXEL is a diversified Bermuda-based insurance and reinsurance holding company. The address of the principal business and principal office of EXEL is Cumberland House, One Victoria Street, P.O. Box HM2245, Hamilton HM JX, Bermuda.

          (a)  Not applicable.
          (b)  Not applicable
          (c)  Not applicable.
          (d) EXEL has not and, to the best of its knowledge, none of its directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) EXEL has not and, to the best of its knowledge, none of its directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final


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order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          The total amount of funds required by EXEL to purchase the Securities (as defined below), pursuant to the Purchase Agreement described in Item 4, was $20,000,000, and was furnished from the working capital of EXEL.

Item 4.  Purpose of Transaction.

          As of March 4, 1998, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Company pursuant to which EXEL agreed to purchase, subject to certain conditions, 1,418,440 Common Shares of the Company (the "Shares") and 100,000 Warrants to purchase Common Shares (the "Warrants, and together with the Shares, the "Securities") for an aggregate purchase price of $20,000,000 (the "Purchase"). Pursuant to the Purchase Agreement, the Company agreed to issue the Securities to EXEL in consideration of the purchase price.

          At the closing under the Purchase Agreement on April 15, 1998, EXEL purchased the Securities. The Shares represent beneficial ownership of approximately 6.18% of the outstanding voting securities of the Company. The Warrants to purchase an additional 100,000 Common Shares are exercisable as to one-third of the total on and after April 15, 1999, April 15, 2000 and April 15, 2001, respectively, at an exercise price of $15.00 per share

          Registration Rights. The Shares, the Warrants and the Common Shares issuable upon exercise of the Warrants will not be


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registered under the Securities Act of 1933, as amended (the "Securities Act").
Pursuant to a Registration Rights Agreement, dated April 15, 1998 (the "Registration Rights Agreement"), the Company has granted EXEL demand and piggy-back registration rights with respect to the Shares and the Common Shares issuable upon exercise of the Warrants ("Registrable Securities"). The Company has agreed to use its best efforts to effect any registration requested by the holders of 30% or more of the then outstanding Registrable Securities and has agreed to give the holders of Registrable Securities the opportunity to sell their Registrable Securities pursuant to certain other registration statements that may be filed by the Company under the Securities Act.

          The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the Purchase Agreement and the Registration Rights Agreement, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

          The Purchase was effected because of EXEL's belief that the Company represents an attractive investment. Brian M. O'Hara, a director of the Company, currently serves as the President and Chief Executive Officer of EXEL. In addition, Michael P. Esposito, Jr., a director of the Company, currently serves as a non-executive Chairman of the Board of EXEL, and Robert Clements, a director of the Company, currently serves as a director of EXEL. Robert M. Lichten, a director of the Company, has agreed to serve as a director of a United States-based subsidiary of EXEL. EXEL presently expects to limit its involvement in the


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management of the Company to representation on the Company's Board of Directors.


          EXEL may from time to time acquire Common Shares or dispose of Common Shares through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. EXEL intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of Common Shares, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to EXEL, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Company.

          EXEL does not have and, to the best of its knowledge none of its officers or directors has, any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other


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material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

          (a) As of April 15, 1998, EXEL beneficially owned 1,418,440 Common Shares of the Company. Additionally, EXEL has the right to acquire an additional 100,000 Common Shares pursuant to the Warrants (which are currently not exercisable). As of April 15, 1998, 1,418,440 Common Shares represented approximately 6.18% of the outstanding Common Shares, based on the Company's representation that 22,938,185 Common Shares were outstanding as of that date.

          (b) EXEL has the sole irrevocable power to vote or to direct the vote of the Common Shares and any Common Shares which it may acquire upon exercise of the Warrants.

          (c) Except for the Purchase, EXEL has not effected any transactions in the Common Shares during the preceding 60 days.



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          (d) No person other than EXEL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

          Under the Purchase Agreement, EXEL has agreed that until April 15, 1999 it will limit its transfer of Shares and Warrants to its Affiliates or to institutional holders purchasing in large blocs, unless the Company otherwise consents. Also in connection with the Company's underwritten public offering of 17,078,765 Common Shares, EXEL agreed in a letter agreement (the "Lock-up Agreement") that it would not directly or indirectly, without the prior written consent of Prudential Securities Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated. (as representatives of the underwriters of such offering) and the Company, offer, sell, offer to sell, contract to sell, transfer, assign, pledge, hypothecate, grant any option to purchase, or otherwise sell or dispose (or announce any of the foregoing) of any Common Shares or any other securities convertible into, or exercisable for, any Common Shares or other capital stock of the Company for the period ending on April 8, 1999. A copy of the Lock-up Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

          Except as described above in Item 4 (which is incorporated herein by
reference)   and  in  this  Item  6,  there  are  no  contracts,   arrangements,
understandings or relationships between EXEL and any other person with respect to any securities of the Company.



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Item 7.  Material to be Filed as Exhibits.

         1. Securities Purchase Agreement, dated as of March 4, 1998, by and between the Company and EXEL.

         2. Registration Rights Agreement, dated April 15, 1998, between EXEL and the Company.

         3. Letter Agreement, dated April 8, 1998, among EXEL, the Company, Prudential Securities Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated.




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                                    SIGNATURE


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated  April 30, 1998                        EXEL LIMITED



                                             By: /s/ Paul S. Giordano
                                                ----------------------
                                                  Paul S. Giordano
                                                  Senior Vice President, General
                                                  Counsel and Secretary


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